SUBJECT TO COMPLETION

Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Nos. 333-141703,
333-141703-01 and 333-141703-02

Discover Bank, Discover Card Master Trust I and Discover Card Execution Note Trust have filed a registration statement, as amended (including a prospectus) (Registration Nos. 333-141703, 333-141703-01 and 333-141703-02) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Discover Bank, Discover Card Master Trust I and Discover Card Execution Note Trust have filed with the SEC for complete information about Discover Bank, Discover Card Master Trust I and Discover Card Execution Note Trust, and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Discover Bank, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-500-5408.

TRANCHE TERM SHEET DATED MARCH 3, 2008

$[650,000,000] Class A(2008-2) DiscoverSeries Notes

Discover Bank

Sponsor, Originator of Assets, Depositor, Seller and Servicer

Discover Card Execution Note Trust

Issuing Entity of the Notes

Discover Card Master Trust I

Issuing Entity of the Collateral Certificate

The Class A(2008-2) DiscoverSeries notes are a tranche of Class A DiscoverSeries notes.

Credit Enhancement: Class A DiscoverSeries notes receive credit enhancement through the subordination of interest and principal payments on Class B and Class C DiscoverSeries notes and through loss protection provided by such notes.

We refer to the Discover Card Execution Note Trust as the note issuance trust. The assets of the note issuance trust that secure the DiscoverSeries notes will include:

•	the Series 2007-CC collateral certificate issued by the Discover Card Master Trust I, representing an undivided interest in the assets of the Discover Card Master Trust I; and

•	the DiscoverSeries collections account and other accounts of the note issuance trust, funds on deposit in those accounts, and permitted investments of and investment income on those funds.

We refer to Discover Card Master Trust I as the master trust. The master trust’s assets primarily include receivables arising under credit card accounts owned by Discover Bank. The assets of the master trust may, in the future, include receivables arising under credit card accounts owned by any affiliate of Discover Bank.

You should consider the discussion under “Risk Factors” beginning on page S-17 in the prospectus supplement for the Class A(2008-1) DiscoverSeries notes and on page 27 in the accompanying prospectus before you purchase any Class A(2008-2) DiscoverSeries notes.

The Class A(2008-2) DiscoverSeries notes are obligations of the note issuance trust only and are not obligations of or interests in Discover Bank, its affiliates or any other person, except that the noteholders’ proportionate share of interests in the master trust receivables represented by the collateral certificate may be sold to pay the notes in the limited circumstances described in the prospectus supplement and the accompanying prospectus for the Class A(2008-1) DiscoverSeries notes. Noteholders will have no recourse to any assets of the note issuance trust other than those specified in the prospectus supplement and the accompanying prospectus for the Class A(2008-1) DiscoverSeries notes. The Class A(2008-2) DiscoverSeries notes are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality.

Discover Bank may not offer or sell the notes in any state where the offer or sale is prohibited. The underwriters may hold or trade securities of the master trust, the note issuance trust or Discover Bank and may also perform investment banking services for the master trust, the note issuance trust and Discover Bank.

	MERRILL LYNCH & CO.		MORGAN STANLEY

CITI

DEUTSCHE BANK SECURITIES

JPMORGAN

RBC CAPITAL MARKETS

RBS GREENWICH CAPITAL

On January 11, 2008 Discover Bank, Discover Card Master Trust I and Discover Card Execution Note Trust filed, pursuant to Rule 424(b)(2) of the Securities Act of 1933, as amended, a prospectus supplement and an accompanying prospectus for the Class A(2008-1) DiscoverSeries notes, which can be accessed at http://www.sec.gov/Archives/edgar/data/894327/000095013708000283/c22838b2e424b2.htm. The information set forth in the prospectus supplement and the related prospectus for the Class A(2008-1) DiscoverSeries notes, as superseded or supplemented by this tranche term sheet, relates to the offer and sale of the Class A(2008-2) DiscoverSeries notes. Before you invest, you should read the prospectus supplement and the accompanying prospectus for the Class A(2008-1) DiscoverSeries notes. You should also read the static pool data of Discover Card Master Trust I, which can be accessed at http://www.discoverfinancial.com/absdata. The prospectus supplement and the accompanying prospectus for the Class A(2008-1) DiscoverSeries notes and the static pool data for Discover Card Master Trust I are considered to be part of this tranche term sheet.

The SEC allows us to incorporate by reference information we file with it, which means that we can disclose important information to you by referring you to those documents. We are incorporating by reference the Registration Statement on Form S-3, as amended, Registration Nos. 333-141703, 333-141703-01 and 333-141703-02, filed by Discover Bank, the master trust and the note issuance trust for the offering to which this communication relates. In addition, we incorporate by reference to this term sheet the following reports and documents filed by Discover Bank on behalf of the master trust and the note issuance trust pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended:

(1)	the master trust’s Annual Report on Form 10-K for the year ended November 30, 2007;

(2)	the note issuance trust’s Annual Report on Form 10-K for the year ended November 30, 2007;

(3)	the master trust’s and note issuance trust’s Monthly Reports on Form 10-D filed since November 30, 2007; and

(4)	the master trust’s and note issuance trust’s Current Reports on Form 8-K filed since November 30, 2007.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. We file reports with the SEC under the names Discover Card Master Trust I, Commission file number 000-23108, and Discover Card Execution Note Trust, Commission file number 333-141703-02. The information incorporated by reference is considered to be part of this tranche term sheet. As a recipient of this tranche term sheet, you may request a copy of any document we incorporate by reference, except exhibits to the documents, unless the exhibits are specifically incorporated by reference, at no cost, by calling Discover Bank, as depositor and master servicer, at (302) 323-7434.

The information in this tranche term sheet will be superseded by any similar information for the Class A(2008-2) DiscoverSeries notes we may subsequently provide prior to the Time of Sale, as defined below. The Time of Sale is expected to be at or around [            ] [a.m./p.m.] New York City time on March [4], 2008 (the “Time of Sale”), the time at which the Underwriting Agreement and Terms Agreement for the Class A(2008-2) DiscoverSeries notes is expected to be executed among Discover Bank, Discover Card Execution Note Trust and the underwriters for the Class A(2008-2) DiscoverSeries notes (the “Terms Agreement”) and commitments to purchase notes are expected first to be made.

Delivery: The notes offered by this tranche term sheet will be delivered in book-entry form. Except under limited circumstances, purchasers of notes will not be entitled to have the notes registered in their names and will not be entitled to receive physical delivery of the notes in definitive paper form.

Stock Exchange: The Discover Card Execution Note Trust will apply to list these Class A(2008-2) DiscoverSeries notes on the Irish Stock Exchange.

This tranche term sheet may not be distributed to Private Customers as defined by the U.K. Securities and Futures Authority.

Neither the SEC nor any state securities commission has approved these notes or determined that this tranche term sheet, the prospectus supplement for the Class A(2008-1) DiscoverSeries notes or the accompanying prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

IMPORTANT NOTICE RELATING TO AUTOMATICALLY GENERATED EMAIL DISCLAIMERS

ANY LEGENDS, DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR IN OR AT THE BOTTOM OF THE EMAIL COMMUNICATION TO WHICH THIS MATERIAL IS ATTACHED ARE NOT APPLICABLE TO THESE MATERIALS AND SHOULD BE DISREGARDED. SUCH LEGENDS, DISCLAIMERS OR OTHER NOTICES HAVE BEEN AUTOMATICALLY GENERATED AS A RESULT OF THESE MATERIALS HAVING BEEN SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

Class A(2008-2) Terms

The following is a description of the economic terms of the Class A(2008-2) DiscoverSeries notes (the “Class A(2008-2) notes”). The information contained below supersedes the corresponding terms set forth in the prospectus supplement for the Class A(2008-1) DiscoverSeries notes.

Initial Principal Amount	$[650,000,000]
Interest Rate	LIBOR plus [•]%
Interest Payment Dates	15th day of each month, or the next business day, beginning in April 2008
Expected Maturity Date	March 15, 2010
Average Life	[2.01] years
Legal Maturity Date	September 17, 2012
Pricing Date	March [4], 2008
Expected Issuance Date	March [11], 2008
Underwriters	Merrill Lynch, Pierce, Fenner & Smith Incorporated	$	[93,000,000	]
	Morgan Stanley & Co. Incorporated	$	[93,000,000	]
	Citigroup Global Markets Inc.	$	[92,800,000	]
	Deutsche Bank Securities Inc.	$	[92,800,000	]
	Greenwich Capital Markets, Inc.	$	[92,800,000	]
	J.P. Morgan Securities Inc.	$	[92,800,000	]
	RBC Capital Markets Corporation	$	[92,800,000	]
Underwriting Discounts and Commissions	[0.150]%
Underwriting Concessions	[0.090]%
Underwriting Reallowance	[0.045]%
Price to Public	100%
Proceeds to Discover Card Execution Note Trust	$[649,025,000]
Estimate of Expenses	$[740,000]

The following summary describes certain terms and provisions of the Class A(2008-2) notes and, to the extent indicated under “Class A(2008-2) Terms” above or as indicated below, supersedes or supplements information set forth in the prospectus supplement for the Class A(2008-1) DiscoverSeries notes and the accompanying prospectus. The following summary is not a complete description of the Class A(2008-2) notes. The prospectus supplement for the Class A(2008-1) DiscoverSeries notes and the accompanying prospectus provide much more detailed information about the notes, the collateral certificate, the note issuance trust and the master trust. You should review the entire prospectus supplement for the Class A(2008-1) DiscoverSeries notes and the accompanying prospectus, together with this tranche term sheet, before you decide to purchase any notes.

Risk Factors	Investment in the Class A(2008-2) notes involves risk. You should consider carefully the risk factors beginning on page S-17 in the prospectus supplement for the Class A(2008-1) DiscoverSeries notes and on page 27 in the prospectus accompanying such prospectus supplement.

Series	DiscoverSeries.

Class	Class A.

Tranche Designation	Class A(2008-2).

Issuing Entity of the Notes

Discover Card Execution Note Trust. We refer to the Discover Card Execution Note Trust as “DCENT” or the “note issuance trust.”

The Class A(2008-2) notes will be the twelfth tranche of notes to be issued by the note issuance trust. The note issuance trust has issued four tranches of DiscoverSeries Class A notes, four tranches of DiscoverSeries Class B notes and three tranches of DiscoverSeries Class C notes, none of which has reached its expected maturity date. The outstanding dollar principal amounts of Class A notes, Class B notes and Class C notes of the DiscoverSeries as of March 3, 2008, were $3,650,000,000, $550,000,000 and $700,000,000, respectively.

Issuing Entity of the Collateral Certificate	Discover Card Master Trust I. We refer to the Discover Card Master Trust I as “DCMT” or the “master trust.”

Since October 1993, the master trust has issued 82 series or subseries of master trust certificates. 26 series of certificates were still outstanding as of March 3, 2008. The master trust paid all other series of certificates on time in accordance with their expected principal payment schedules, indices, or expected maturity dates, as applicable.

Seller/Sponsor/Depositor	Discover Bank.

Master Servicer/Servicer/Calculation Agent	Discover Bank.

Master Trust Trustee and Indenture Trustee	U.S. Bank National Association will act as trustee, paying agent and registrar under the pooling and servicing agreement and as indenture trustee under the indenture. U.S. Bank National Association is a national banking association and a wholly-owned subsidiary of U.S. Bancorp, which was, as of December 31, 2007, ranked as the 6th largest bank holding company in the United States with total assets exceeding $238 billion as of December 31, 2007. As of December 31, 2007, U.S. Bancorp served approximately 14.2 million customers, operated 2,518 branch offices in 24 states and had over 50,000 employees. U.S. Bank has one of the largest corporate trust businesses in the country with offices in 46 U.S. cities. The pooling and servicing agreement and the indenture will be administered from U.S. Bank’s corporate trust office located at 209 South LaSalle Street, Chicago, Illinois 60604. U.S. Bank has provided corporate trust services since 1924. As of December 31, 2007, U.S. Bank was acting as trustee with respect to over 85,000 issuances of securities with an aggregate outstanding principal balance of over $2.4 trillion. This portfolio includes corporate and municipal bonds, mortgage-backed and asset-backed securities and collateralized debt obligations. As of December 31, 2007, U.S. Bank National Association (and its affiliate U.S. Bank Trust National Association) was acting as trustee (or indenture trustee), paying agent and registrar on 67 issuances of credit card receivables-backed securities with an outstanding aggregate principal balance of approximately $34,677,100,000.

Owner Trustee for the Note Issuance Trust	Wilmington Trust Company.

Time of Sale	The time of sale is expected to be at or around [•] [a.m./p.m.] New York City time on March [4], 2008, the time at which the Underwriting Agreement and Terms Agreement for the Class A(2008-2) notes are expected to be executed among Discover Bank, Discover Card Execution Note Trust and the underwriters for the Class A(2008-2) notes and commitments to purchase notes are expected first to be made.

Initial Principal Amount	$[650,000,000].

Initial Nominal Liquidation Amount	$[650,000,000].

Interest Rate	LIBOR plus [•]% per year.

“LIBOR” will mean, for the Class A(2008-2) notes, the London interbank offered rate for one-month United States dollar deposits determined two business days before the start of each interest accrual period, as appearing on Reuters Screen LIBOR01 as of 11:00 a.m., London time, on such day. If that rate does not appear on Reuters Screen LIBOR01, the indenture trustee will determine the rate on the basis of the rates for one-month United States dollar deposits offered by prime banks in the London interbank market, selected by the indenture trustee, at approximately 11:00 a.m., London time, on that day to prime banks in the London interbank market. If LIBOR cannot be determined in accordance with those procedures, LIBOR will be the rate determined on the prior determination date.

The indenture trustee will calculate floating interest rates based on LIBOR for the notes monthly. Interest will be calculated on the Outstanding Dollar Principal Amount of the notes for the period from and including the preceding interest payment date to and excluding the current interest payment date on the basis of the actual number of days elapsed and a 360-day year.

Interest Payment Dates	The 15th day of each month, or the next business day, beginning in April 2008. The note issuance trust will pay your interest on each interest payment date from the funds on deposit in the interest funding subaccount for your tranche on that date.

Expected Maturity Date	March 15, 2010 or the next business day. The note issuance trust expects to pay the Stated Principal Amount of the Class A(2008-2) notes in one payment on their expected maturity date, and is obligated to do so if funds are available for that purpose. If the Stated Principal Amount of the Class A(2008-2) notes is not paid in full on the expected maturity date due to insufficient funds, noteholders will generally not have any remedies against the note issuance trust until the legal maturity date of the Class A(2008-2) notes. If an early redemption event or an event of default occurs, the note issuance trust will pay principal monthly and the final principal payment may be made before or after March 15, 2010.

Average Life	Assuming (i) closing occurs on March [11], 2008, (ii) no early redemption event or event of default occurs and (iii) payment will be made in full on the expected maturity date and adjusting for weekends and holidays, the average life is expected to be [2.01] years. The average life calculation for the notes is based on a 360-day year of twelve 30-day months.

Legal Maturity Date	The distribution date in September 2012. If the note issuance trust owes principal on the legal maturity date, it will cause the master trust to sell receivables up to this tranche’s remaining Nominal Liquidation Amount plus accrued and unpaid interest to repay the Class A(2008-2) notes. On and after the legal maturity date, the investor interest in receivables represented by the collateral certificate will no longer reflect the Nominal Liquidation Amount of this tranche, the master trust will not allocate collections or interchange to the collateral certificate based on the Nominal Liquidation Amount of this tranche, and the note issuance trust will not allocate Series Finance Charge Amounts or Series Principal Amounts to this tranche.

Expected Issuance Date	March [11], 2008.

Cut-off Date	March 1, 2008. The cut-off date is the date from which collections on the master trust’s receivables are allocated to the collateral certificate in an increased amount reflecting the issuance of these Class A(2008-2) notes.

Accumulation Period	The note issuance trust will begin to accumulate cash in the principal funding subaccount for these Class A(2008-2) notes on April 15, 2009, or the next business day, using collections it receives on or after March 1, 2009, to pay principal at the expected maturity date, unless (i) this process is delayed by the calculation agent on behalf of the note issuance trust, (ii) the note issuance trust has already prefunded the principal funding subaccount for these Class A(2008-2) notes following the expected maturity date of a subordinated tranche of notes or (iii) an early redemption event or an event of default has occurred. See “Deposits and Allocation of Funds for DiscoverSeries Notes — Prefunding” in the prospectus accompanying the prospectus supplement for the Class A(2008-1) DiscoverSeries notes. The calculation agent may not delay the commencement of the accumulation period beyond the first day of the month immediately prior to the month in which the expected maturity date occurs. The note issuance trust will be scheduled to accumulate Series Principal Amounts and similar amounts reallocated from other series of master trust certificates and other series of notes in the principal funding subaccount for these Class A(2008-2) notes over several months, so that it will have collections available to make the final payment.

The calculation agent on behalf of the note issuance trust is required to shorten the accumulation period for these notes only if the calculation agent determines in good faith that certain conditions will be satisfied, including the following:

•     the calculation agent reasonably believes, based on the payment rate and the anticipated availability of Series Principal Amounts and similar amounts reallocated from other series of master trust certificates and other series of notes, that delaying the start of the accumulation period for this tranche of notes will not result in failure to make full payment of any tranche of notes on its expected maturity date, and

•     the applicable note rating agencies confirm that shortening the accumulation period for this tranche of notes will not cause a reduction or qualification with negative implications of the ratings of any outstanding tranche of DiscoverSeries notes rated by such Note Rating Agency, in each case below the required ratings (after giving effect to such negative implications), or a withdrawal of any such ratings.

Series Principal Amounts allocable to the Class A(2008-2) notes will be applied to tranches of DiscoverSeries notes which are accumulating or prefunding principal, based on seniority; deposited in the master trust’s Principal Collections reallocation account to pay principal of other series of master trust certificates or other series of notes; or deposited in the master trust collections account for reinvestment in the collateral certificate.

Receivables	The receivables in the master trust as of January 31, 2008, totaled $37,971,002,206.57.

Minimum Principal Receivables Balance	After giving effect to all prior issuances but excluding the issuance of these Class A(2008-2) notes and the corresponding increase in the investor interest in receivables represented by the Series 2007-CC collateral certificate, the Minimum Principal Receivables Balance for the master trust as of March 3, 2008, would be $29,731,736,559.14. The actual amount of Principal Receivables in the master trust as of January 31, 2008, was $37,444,125,978.84, which exceeds this Minimum Principal Receivables Balance by $7,712,389,419.70. The excess of Principal Receivables as of January 31, 2008 over this Minimum Principal Receivables Balance as of March 3, 2008, reflects 20.60% of the total amount of Principal Receivables in the master trust, without giving effect to the designation of additional accounts described under “—Addition of Accounts.” The Minimum Principal Receivables Balance is the amount of Principal Receivables the master trust is required to hold under its Pooling and Servicing Agreement to support all outstanding master trust certificates. The amount of any new issuance of notes, including the issuance of these Class A(2008-2) notes, will increase the Minimum Principal Receivables Balance and will reduce the excess of Principal Receivables over the Minimum Principal Receivables Balance by an amount equal to the face amount of such notes divided by 0.93.

Discover Card Portfolio	As of November 30, 2007, there were approximately 41.3 million Discover Card accounts with approximately 18.4 million active accounts. The total receivables balance in the Discover Card portfolio as of November 30, 2007, November 30, 2006, November 30, 2005 and November 30, 2004 was $47,673,763,000, $45,615,756,000, $44,241,675,000 and $45,662,929,000, respectively.

The receivables in the accounts designated for the master trust totaled $37,971,002,206.57 and the total number of those accounts was 34,220,187 as of January 31, 2008. Also, as of January 31, 2008, the average account balance was $2,539 (using 14,952,258 active accounts for which cardmembers had a balance, a monetary transaction, or authorization within the past month) and the average credit limit was $8,943.

Addition of Accounts	On March 1, 2008, Discover Bank designated additional accounts for the master trust and assigned approximately $2 billion in receivables related to such accounts to the master trust.

Subordination of Class B and Class C Notes (Class A Credit Enhancement)	These Class A(2008-2) notes receive credit enhancement through the subordination of interest and principal payments on Class B notes and Class C notes and through loss protection provided by such notes. The amount of subordination available to provide credit enhancement to any tranche of notes is limited by its available subordinated amount of each class of notes that is subordinated to it. Each senior tranche of notes has access to credit enhancement from those subordinated notes only in an amount not exceeding its required subordinated amount minus the amount of usage of that required subordinated amount. When we refer to “usage of the required subordinated amount,” we refer to the amount by which the Nominal Liquidation Amount of subordinated notes providing credit enhancement to that tranche of senior notes has declined as a result of losses relating to charged-off receivables and the application of subordinated notes’ principal allocation to pay interest on senior classes and servicing fees.

Required Subordinated Percentage of Class B Notes	Initially, 6.285714%. The note issuance trust may change the required subordinated percentage of Class B notes for your tranche from time to time. However, each applicable Note Rating Agency must confirm that the change will not cause a reduction or qualification with negative implications of the ratings of any outstanding tranche of DiscoverSeries notes rated by such Note Rating Agency, in each case below the required ratings (after giving effect to such negative implications), or a withdrawal of any such ratings.

Required Subordinated Amount of Class B Notes	The Required Subordinated Amount of Class B Notes is determined by multiplying the required subordinated percentage of Class B notes by the Nominal Liquidation Amount of the Class A(2008-2) notes.

Required Subordinated Percentage of Class C Notes	Initially, 8.000000%. The required subordinated percentage of Class C notes for these Class A(2008-2) notes is currently intended to ensure that the amount of Class C notes providing loss protection to these Class A(2008-2) notes equals the amount of Class C notes providing loss protection to the Class A notes by which they are encumbered at any time. The note issuance trust may change the required subordinated percentage of Class C notes for your tranche from time to time. However, each applicable Note Rating Agency must confirm that the change will not cause a reduction or qualification with negative implications of the ratings of any outstanding tranche of DiscoverSeries notes rated by such Note Rating Agency, in each case below the required ratings (after giving effect to such negative implications), or a withdrawal of any such ratings.

Required Subordinated Amount of Class C Notes	The Required Subordinated Amount of Class C Notes is determined by multiplying the required subordinated percentage of Class C notes by the Nominal Liquidation Amount of the Class A(2008-2) notes.

Excess Spread Percentage	The three-month rolling average Excess Spread Percentage, as defined below, was 7.96% for the distribution date in February 2008, without giving effect to the issuance of notes after January 31, 2008, including the anticipated issuance of these Class A(2008-2) notes.

The Excess Spread Amount for the DiscoverSeries for any month is the difference, whether positive or negative, between

(x)    the sum of (a) the amount of Finance Charge Amounts allocated to the DiscoverSeries pursuant to the Indenture; (b) any amounts to be treated as Series Finance Charge Amounts and designated to be a part of the Excess Spread Amount pursuant to any terms document; (c) an amount equal to income earned on all funds on deposit in the principal funding account (including all subaccounts of such account) (net of investment expenses and losses); and (d) the amount withdrawn from the accumulation reserve subaccount to cover the accumulation negative spread on the principal funding subaccounts, and

(y)    the sum of all interest, swap payments or accreted discount and servicing fees for the DiscoverSeries notes and reimbursement of all charged-off receivables allocated to the DiscoverSeries, in each case for the applicable period only.

The Excess Spread Percentage for the DiscoverSeries is equal to the Excess Spread Amount multiplied by twelve and divided by the sum of the Nominal Liquidation Amounts of all outstanding tranches of DiscoverSeries notes.

Group Excess Spread Percentage and Interchange Subgroup Excess Spread Percentage	For the distribution date in February 2008, the three-month rolling average Group Excess Spread Percentage for the master trust was 4.78%, without giving effect to the issuance of notes after January 31, 2008, including the anticipated issuance of these Class A(2008-2) notes. For the distribution date in February 2008, the three-month average Interchange Subgroup Excess Spread Percentage was 8.22%, without giving effect to the issuance of notes after January 31, 2008, including the anticipated issuance of these Class A(2008-2) notes.

The Group Excess Spread Percentage and the Interchange Subgroup Excess Spread Percentage are each measures of the performance of the master trust. The Group Excess Spread Percentage is generally based on receivables yield minus interest expense, servicing fees, charged-off receivables and credit enhancement fees for all series of master trust certificates (including, for the Series 2007-CC collateral certificate, any such amounts with respect to the notes), and the Interchange Subgroup Excess Spread Percentage also considers the effects of interchange on the series of master trust certificates that receive interchange allocations.

Security for the Notes

The indenture trustee has a security interest, for the benefit of the holders of these Class A(2008-2) notes and the holders of other DiscoverSeries notes, in the collateral certificate, the note issuance trust’s collections, funding and reserve accounts and rights under and proceeds of those assets.

However, the Class A(2008-2) notes are entitled to the benefits of only that portion of those assets allocated to them under the indenture, the DiscoverSeries indenture supplement and the related terms document.

Limited Recourse to DCENT, Early Redemption Events, Events of Default, Excess Spread Early Redemption Cure and Cleanup Call	As set forth in the accompanying prospectus supplement for the Class A(2008-1) DiscoverSeries notes.

Accumulation Reserve Account	The note issuance trust will establish an accumulation reserve subaccount to cover shortfalls in investment earnings on amounts, other than prefunded amounts, on deposit in the principal funding subaccount for these Class A(2008-2) notes. Initially, the accumulation reserve account will not be funded.

Required Ratings	The note issuance trust will issue these Class A(2008-2) notes only if they are rated by at least one of the following nationally recognized rating agencies as follows:

	Moody’s Investors Service, Inc.: Standard & Poor’s Ratings Services: Fitch, Inc.:	Aaa AAA AAA

ERISA Eligibility	Subject to important considerations described under “ERISA Considerations” in the prospectus accompanying the prospectus supplement for the Class A(2008-1) DiscoverSeries notes, these Class A(2008-2) notes may be purchased by employee benefit plans, individual retirement accounts and persons investing assets of employee benefit plans subject to Title I of ERISA. By purchasing the notes, each investor purchasing on behalf of employee benefit plans or individual retirement accounts will be deemed to certify that the purchase and subsequent holding of the notes by the investor is exempt from the prohibited transaction rules of ERISA and/or Section 4975 of the Internal Revenue Code. See “ERISA Considerations” in the prospectus accompanying the prospectus supplement for the Class A(2008-1) DiscoverSeries notes. Advisors to employee benefit plans should consult their own counsel.

Tax Treatment	Subject to important considerations and limitations described under “U.S. Federal Income Tax Consequences” in the prospectus accompanying the prospectus supplement for the Class A(2008-1)

DiscoverSeries notes, Latham & Watkins LLP, as tax counsel to DCENT, is of the opinion that under existing law these Class A(2008-2) notes will be characterized as debt for federal income tax purposes, and that DCENT will not be classified as an association or publicly traded partnership taxable as a corporation for federal income tax purposes. By accepting a Class A(2008-2) note, you will agree to treat your Class A(2008-2) note as debt for federal, state and local income and franchise tax purposes. See “U.S. Federal Income Tax Consequences” in the prospectus accompanying the prospectus supplement for the Class A(2008-1) DiscoverSeries notes for additional information concerning the application of federal income tax laws.

Underwriting	It is anticipated that the underwriters named below will purchase from the note issuance trust the respective principal amounts of notes set forth opposite their names below:

	Merrill Lynch, Pierce, Fenner & Smith Incorporated	$	[93,000,000	]
	Morgan Stanley & Co. Incorporated	$	[93,000,000	]
	Citigroup Global Markets Inc.	$	[92,800,000	]
	Deutsche Bank Securities Inc.	$	[92,800,000	]
	Greenwich Capital Markets, Inc.	$	[92,800,000	]
	J.P. Morgan Securities Inc.	$	[92,800,000	]
	RBC Capital Markets Corporation	$	[92,800,000	]

The underwriting discounts and commissions for the Class A(2008-2) notes are expected to be [0.150]%. Each underwriter has advised Discover Bank that it expects the concession it offers certain dealers to be up to [0.090]% of such discounts and commissions, and the underwriters may allow, and these dealers may reallow, a concession of up to [0.045]% of such discounts and commissions to certain other dealers. Additional offering expenses are estimated to be $[740,000]. The underwriters have not advised Discover Bank that they intend to retain any portion of the Class A(2008-2) notes for their own account.

Stock Exchange Listing	The note issuance trust will apply to list these Class A(2008-2) notes on the Irish Stock Exchange. We cannot assure you that the application for the listing will be accepted or that, if accepted, such listing will be maintained.

Current Composition and Distribution of the Master Trust Accounts

We have set forth information below about the accounts that are designated for the master trust. The performance information included in this section is generally consistent with the monthly performance information that will be provided in the monthly certificateholders’ statement for the collateral certificate.

Geographic Distribution. As of January 31, 2008, the following 9 states had the largest receivables balances and comprised over 50% of the receivables:

State	Percentage of Total Receivables
California	9.5%
Texas	8.4%
New York	6.6%
Florida	6.0%
Illinois	5.7%
Pennsylvania	4.9%
Ohio	4.6%
Michigan	3.6%
New Jersey	3.5%
Other States	47.2%

Total	100.0%

Since the largest amounts of outstanding receivables were with cardholders whose billing addresses were in California, Texas, New York, Florida, Illinois, Pennsylvania, Ohio, Michigan and New Jersey, adverse changes in the business or economic conditions in these states could have an adverse effect on the performance of the receivables.

Credit Limit Information. As of January 31, 2008, the accounts had the following credit limits:

Credit Limit	Receivables Outstanding ($000’s)	Percentage of Total Receivables	Number of Accounts	Percentage of Total Accounts
Less than or equal to $5,000.00	$4,154,715	10.9%	8,063,947	23.6%
$5,000.01 to $10,000.00	$12,972,510	34.2%	13,053,479	38.1%
$10,000.01 to $15,000.00	$15,754,660	41.5%	11,542,703	33.7%
Over $15,000.00	$5,089,117	13.4%	1,560,058	4.6%

Total	$37,971,002	100.0%	34,220,187	100.0%

Account Balance Information. As of January 31, 2008, the accounts had the following balances:

Account Balance	Receivables Outstanding ($000’s)	Percentage of Total Receivables	Number of Accounts	Percentage of Total Accounts
Credit Balance	$(35,861)	(0.1)%	517,460	1.5%
No Balance	$—	0.0%	20,342,975	59.5%
$0.01 to $5,000.00	$14,350,286	37.8%	10,559,114	30.9%
$5,000.01 to $10,000.00	$14,888,330	39.2%	2,099,878	6.1%
$10,000.01 to $15,000.00	$7,451,453	19.6%	624,463	1.8%
Over $15,000.00	$1,316,794	3.5%	76,297	0.2%

Total	$37,971,002	100.0%	34,220,187	100.0%

Seasoning. As of January 31, 2008, 94.7% of the accounts were at least 24 months old. The ages of the accounts as of January 31, 2008 were distributed as follows:

Age of Accounts	Percentage of Total Accounts	Percentage of Total Receivables
Less than 12 Months	1.2%	2.7%
12 to 23 Months	4.1%	5.6%
24 to 35 Months	4.4%	4.6%
36 to 47 Months	3.9%	3.9%
48 to 59 Months	3.4%	3.3%
60 Months and Greater	83.0%	79.9%

Total	100.0%	100.0%

Delinquency Information. The accounts designated for the master trust have had the following delinquency statuses:

	As of January 31, 2008		As of December 31, 2007		As of December 31, 2006
	Receivables Outstanding ($000’s)	Percentage of Total Receivables	Receivables Outstanding ($000’s)	Percentage of Total Receivables	Receivables Outstanding ($000’s)	Percentage of Total Receivables
Total Receivables	$37,971,002	100.00%	$39,302,101	100.00%	$34,888,235	100.00%
Receivables Delinquent:
30 to 59 Days	$450,414	1.19%	$449,668	1.14%	$369,695	1.06%
60 to 89 Days	$332,447	0.88%	$332,822	0.85%	$268,684	0.77%
90 to 119 Days	$283,084	0.75%	$279,052	0.71%	$228,263	0.65%
120 to 149 Days	$252,701	0.66%	$232,617	0.59%	$194,385	0.56%
150 to 179 Days	$224,980	0.59%	$214,141	0.55%	$172,886	0.50%
Over 180 Days	$0	0.00%	$0	0.00%	$0	0.00%

Total Delinquent	$1,543,626	4.07%	$1,508,300	3.84%	$1,233,913	3.54%

	As of December 31, 2005		As of December 31, 2004
	Receivables Outstanding ($000’s)	Percentage of Total Receivables	Receivables Outstanding ($000’s)	Percentage of Total Receivables
Total Receivables	$33,961,825	100.00%	$35,519,347	100.00%
Receivables Delinquent:
30 to 59 Days	$391,941	1.15%	$493,062	1.39%
60 to 89 Days	$258,519	0.76%	$350,431	0.99%
90 to 119 Days	$207,787	0.61%	$302,349	0.85%
120 to 149 Days	$176,535	0.52%	$265,824	0.75%
150 to 179 Days	$165,133	0.49%	$243,226	0.68%
Over 180 Days	$0	0.00%	$0	0.00%
Total Delinquent	$1,199,915	3.53%	$1,654,892	4.66%

	As of January 31, 2008		As of December 31, 2007		As of December 31, 2006
	Number of Accounts	Percentage of Total Accounts	Number of Accounts	Percentage of Total Accounts	Number of Accounts	Percentage of Total Accounts
Total Accounts	34,220,187	100.00%	34,727,482	100.00%	32,971,762	100.00%
Accounts Delinquent:
30 to 59 Days	82,590	0.24%	83,900	0.24%	73,988	0.23%
60 to 89 Days	54,776	0.16%	55,305	0.16%	47,093	0.14%
90 to 119 Days	43,611	0.13%	43,404	0.12%	37,176	0.11%
120 to 149 Days	37,290	0.11%	34,669	0.10%	30,477	0.09%
150 to 179 Days	32,043	0.09%	30,965	0.09%	26,611	0.08%
Over 180 Days	0	0.00%	0	0.00%	0	0.00%

Total Delinquent	250,310	0.73%	248,243	0.71%	215,345	0.65%

	As of December 31, 2005		As of December 31, 2004
	Number of Accounts	Percentage of Total Accounts	Number of Accounts	Percentage of Total Accounts
Total Accounts	34,108,850	100.00%	35,156,736	100.00%
Accounts Delinquent:
30 to 59 Days	82,952	0.24%	107,076	0.30%
60 to 89 Days	48,878	0.14%	68,046	0.19%
90 to 119 Days	37,168	0.11%	55,045	0.16%
120 to 149 Days	30,377	0.09%	46,593	0.13%
150 to 179 Days	27,249	0.08%	41,248	0.12%
Over 180 Days	0	0.00%	0	0.00%

Total Delinquent	226,624	0.66%	318,008	0.90%

Distribution of the Accounts by FICO® Score

As of January 31, 2008, the accounts had the following FICO® scores:

FICO® Credit Score Range	Receivables Outstanding ($000)	Percentage of Total Receivables
No Score	$311,441	0.82%
Less than 600	$4,749,168	12.51%
600 to 659	$5,430,379	14.30%
660 to 719	$12,097,794	31.86%
720 and above	$15,382,220	40.51%

Total	$37,971,002	100.00%

*	FICO® is federally registered service mark of Fair Isaac & Co. Credit.

Summary Historical Performance of the Accounts

The information below about the performance of the accounts for historical periods reflects only the performance of accounts that were designated for the master trust during the specified time period and has not been restated to reflect the performance of accounts added after such time period. Accordingly, such information does not fully reflect the historical performance of the accounts currently comprising the accounts. The presentation of the information below reflects the treatment of collections and charged-off receivables under the Pooling and Servicing Agreement. The performance information included in this section is generally consistent with the type of performance information that will be provided in the monthly certificateholder’s statement for the collateral certificate.

Summary Yield Information. The annualized monthly yield for the accounts is calculated by dividing the monthly finance charges by beginning monthly Principal Receivables multiplied by twelve. Monthly finance charges include periodic finance charges, cash advance item charges, late fees, overlimit fees and other fees, all net of write-offs. Recoveries received with respect to receivables in the master trust that have been charged off as uncollectible, including the proceeds of charged-off receivables that Discover Bank has removed from the master trust, are included in the master trust and are treated as Finance Charge Collections. Discover Bank allocates, to the extent applicable for any master trust series issued on or after November 3, 2004, interchange to the master trust, which is treated similarly to finance charges. The aggregate yield is the average of the monthly annualized yields for each period shown. The aggregate yield for the accounts is summarized as follows:

Aggregate Yields	One Month Ended January 31,	Twelve Months Ended December 31,
	2008	2007	2006	2005	2004
Finance Charges and Fees (Excluding Recoveries and Interchange) ($000)	$515,765	$5,903,756	$5,229,147	$5,002,729	$5,323,969
Yield Excluding Recoveries and Interchange	15.95%	16.40%	16.43%	15.25%	15.45%
Yield Excluding Recoveries and Including Interchange	18.81%	19.78%	19.91%	18.35%	18.76%
Gross Yield Including Recoveries and Interchange	19.64%	20.69%	20.90%	19.44%	19.66%

For purposes of the Pooling and Servicing Agreement, all recoveries of principal as well as recoveries of finance charges and fees are treated as Finance Charge Collections, and are reflected in percentages set forth in the row entitled “Gross Yield Including Recoveries and Interchange.” The Series 2007-CC collateral certificate is eligible to receive allocations and reallocations of interchange received by the master trust in accordance with the terms of the series supplement. A portion of such interchange will be available to these Class A(2008-2) notes in accordance with the indenture and the indenture supplement for the DiscoverSeries. Other master trust certificates issued after Series 2007-CC may also be eligible to receive allocations and reallocations of interchange if so provided in their respective series supplements. Master trust certificates issued prior to November 3, 2004 receive no allocations or reallocations of interchange; therefore, interchange is only reflected in the yields above beginning November 2004.

Summary Charge-off Information. The annualized monthly charge-off rates for the accounts calculated by dividing the monthly principal charge-offs by beginning monthly Principal Receivables multiplied by twelve. The aggregate charge-off percentages expressed below are the average of the annualized monthly charge-off rates for each period shown. The accounts have had the following aggregate charge-off amounts and aggregate charge-off percentages:

	One Month Ended January 31,	Twelve Months Ended December 31,
	2008	2007	2006	2005	2004
Gross Principal Charge-offs ($000)	$172,807	$1,836,458	$1,507,862	$2,286,570	$2,463,519
Net Principal Charge-offs ($000)	$146,039	$1,508,773	$1,192,380	$1,931,329	$2,153,434
Gross Principal Charge-off Rates	5.35%	5.10%	4.73%	6.97%	7.15%
Net Principal Charge-off Rates	4.52%	4.19%	3.74%	5.89%	6.25%

Summary Payment Rate Information. The monthly payment rate for the accounts is calculated by dividing monthly collections by the receivables in the accounts as of the beginning of the month. The average monthly payment rate for each period shown is calculated by dividing the sum of individual monthly payment rates by the number of months in the period. The accounts have had the following historical monthly payment rates:

	One Month Ended January 31,	Twelve Months Ended December 31,
	2008	2007	2006	2005	2004
Lowest Monthly Payment Rate	21.46%	19.73%	20.29%	18.99%	18.19%
Highest Monthly Payment Rate	21.46%	22.52%	22.87%	21.33%	20.07%
Average Monthly Payment Rate	21.46%	20.93%	21.81%	20.59%	19.27%

Minimum Monthly Payment and Full Balance Payment Rates. Discover Bank calculates the monthly rate of cardmembers that made only the contractual monthly minimum payment due as a percentage of the total accounts as of the beginning of the month. Discover Bank calculates the monthly rate of cardmembers that paid their full balance due as a percentage of the total accounts as of the beginning of the month. The rates below are the average of monthly rates for the period shown.

	One Month Ended January 31, 2008	Twelve Months Ended December 31, 2007
Minimum Monthly Payment Rate	4.33%	4.32%
Full Balance Payment Rate	14.60%	14.50%

Balance Reductions. The accounts designated for the master trust may have balance reductions granted for a number of reasons, including merchandise refunds, returns, and fraudulent charges. As of the one month ended January 31, 2008, the average monthly balance reduction rate for the accounts designated for the master trust attributable to such returns and cardmember fraud was 0.65%.

ANNEX I

Outstanding Series, Classes and Tranches of Notes

The table below sets forth the principal characteristics of the Class A, Class B and Class C notes that Discover Card Execution Note Trust has issued that are currently outstanding or that are expected to be outstanding on or about the issuance date for these notes. For more specific information with respect to any series, class or tranche of notes, you should contact the calculation agent at (302) 323-7434. The calculation agent will provide you, without charge, a copy of the prospectus, prospectus supplement and indenture supplement, without exhibits, and terms document, without exhibits, for any publicly issued series, class or tranche of notes.

The total Nominal Liquidation Amount and Outstanding Dollar Principal Amount for all outstanding classes and tranches of DiscoverSeries notes, including all such notes that are expected to be outstanding on or about the issuance date for these notes, are $4,900,000,000 and $4,900,000,000 respectively, as of March 3, 2008. The total Nominal Liquidation Amount is also equal to the current investor interest in receivables represented by the Series 2007-CC collateral certificate.

Class A	Issuance Date	Nominal Liquidation Amount	Outstanding Dollar Principal Amount	Note Interest Rate (1)	Expected Maturity Date	Legal Maturity Date
Class A(2007-1)	10/4/2007	$1,000,000,000	$1,000,000,000	5.65%	September 15, 2017	March 16, 2020
Class A(2007-2)	10/9/2007	$1,250,000,000	$1,250,000,000	LIBOR(2) + 0.34%	December 17, 2012	June 15, 2015
Class A(2008-1)	1/16/2008	$900,000,000	$900,000,000	LIBOR + 0.55%	January 15, 2010	July 16, 2012
Class A(2008-A)(3)	1/31/2008	$500,000,000	$500,000,000	Variable	May 17, 2010	November 15, 2012

Class B	Issuance Date	Nominal Liquidation Amount	Outstanding Dollar Principal Amount	Note Interest Rate (1)	Expected Maturity Date	Legal Maturity Date
Class B(2007-1)	7/26/2007	$200,000,000	$200,000,000	LIBOR + 0.24%	July 15, 2014	January 17, 2017
Class B(2007-2)	8/31/2007	$115,000,000	$115,000,000	LIBOR + 0.85%	August 16, 2010	February 15, 2013
Class B(2008-A)(3)	1/31/2008	$150,000,000	$150,000,000	Variable	May 17, 2010	November 15, 2012
Class B(2008-1)	2/29/2008	$85,000,000	$85,000,000	LIBOR + 3.00%	February 16, 2010	August 15, 2012

Class C	Issuance Date	Nominal Liquidation Amount	Outstanding Dollar Principal Amount	Note Interest Rate (1)	Expected Maturity Date	Legal Maturity Date
Class C(2007-1)	7/26/2007	$200,000,000	$200,000,000	LIBOR + 0.32%	July 15, 2010	January 15, 2013
Class C(2007-2)	8/31/2007	$200,000,000	$200,000,000	LIBOR + 1.55%	August 16, 2010	February 15, 2013
Class C(2008-1)	2/29/2008	$300,000,000	$300,000,000	LIBOR + 4.70%	February 16, 2010	August 15, 2012

(1)	Unless otherwise specified, “LIBOR” means the London interbank offered rate for one-month dollar deposits, determined two business days before the start of each interest accrual period.
(2)	“LIBOR” means, for the Class A(2007-2) notes, the London interbank offered rate for three-month dollar deposits, determined two business days before the start of each interest accrual period, provided that the interest rate for the first interest payment date was 5.52325% per year.
(3)	Class A(2008-A) and Class B(2008-A) consist of notes which were issued only to accredited investors, and are not publicly available. Applicable interest rates are variable interest rates which are tied to commercial paper rates.